14042010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 28 2014

SEC FILE NUMBER
8-03150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sweney Cartwright & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 SOUTH HIGH STREET, SUITE 300
(No. and Street)

COLUMBUS	OH	43215-3438
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER KEKLAK (614) 228-5391
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name - *if individual, state last, first, middle name)*

10 W. BROAD ST., SUITE 1700	COLUMBUS	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/1/14

OATH OR AFFIRMATION

I, Stephen Cartwright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sweney Cartwright & Company., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Linda C. Chapman

Notary Public

My commission expires January 20, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWENEY CARTWRIGHT & CO.

FINANCIAL STATEMENTS
September 30, 2014

SWENEY CARTWRIGHT & CO.
Columbus, Ohio

FINANCIAL STATEMENTS
September 30, 2014

CONTENTS

Report of Independent Registered Public Accounting Firm

Sweney Cartwright & Co.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Sweney Cartwright & Co. as of September 30, 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Sweney Cartwright & Co.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sweney Cartwright & Co. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information: (1) Computation of Net Capital Pursuant to Rule 15c3-1, (2) Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 and (3) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Sweney Cartwright & Co.'s financial statements. The supplemental information is the responsibility of Sweney Cartwright & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
November 25, 2014

SWENEY CARTWRIGHT & CO.
STATEMENT OF FINANCIAL CONDITION
September 30, 2014

Assets	
Cash and cash equivalents	$ 271,270
Cash segregated in special reserve account	135,000
Deposits with clearing organizations	607,313
Receivable from customers and brokers	78,445
Accrued interest and dividends receivable	7,367
Securities owned, at fair value:	
State and municipal obligations	1,435,495
Corporate equity securities	852,815
Corporate fixed income securities	47,656
Land trust securities	58,500
Mutual fund – municipal securities	1,179,674
Deferred income taxes, net	158,489
Other assets	46,435
Total assets	$ 4,878,459
Liabilities and Stockholders' Equity	
Liabilities	
Payable to clearing organizations and customers	$ 487,321
Accrued liabilities	127,867
Total liabilities	615,188
Stockholder's Equity	
Common stock (par value: $0.50 per share):	
100,000 shares authorized; 26,867 shares issued and outstanding	13,429
Retained earnings	4,249,842
Total stockholders' equity	4,263,271
Total liabilities and stockholders' equity	$ 4,878,459

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF OPERATIONS
For the year ended September 30, 2014

Revenues	
Commissions, fees, and net trading gains	$ 2,312,514
Interest and dividends	103,793
Other	24,303
	2,440,610
Operating expenses	
Compensation and commissions	1,738,473
Custody and clearing charges	117,310
Information systems and other service charges	312,287
Rent and office operations	107,884
Communications	39,219
Interest	8,638
Floor brokerage	35,675
Local and state taxes	1,957
Other	100,181
	2,461,624
Loss before income taxes	(21,014)
Income tax benefit	24,107
Net income	$ 3,093

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2014

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, October 1, 2013	26,867	$ 13,429	$ 4,246,749	$ 4,260,178
Net income	-	-	3,093	3,093
Balances, September 30, 2014	26,867	$ 13,429	$ 4,249,842	$ 4,263,271

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2014

Cash flows from operating activities	
Net income	$ 3,093
Changes in assets and liabilities:	
Cash segregated in special reserve account	(50,000)
Deposits with clearing organizations	(45,123)
Receivable from customers	80,408
Accrued interest and dividends receivable	3,229
Securities owned	2,045,476
Deferred taxes and other assets	(51,996)
Payable to clearing organizations and customers	468,567
Accrued liabilities	(134,753)
Net cash provided by operating activities	2,318,901
Cash flows from financing activities	
Payments on line of credit borrowing, net	(2,150,000)
Net cash used in financing activities	(2,150,000)
Net increase in cash and cash equivalents	168,901
Cash and cash equivalents at beginning of year	102,369
Cash and cash equivalents at end of year	$ 271,270
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 8,638
Income taxes	-

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Business: Sweney Cartwright & Co. (the "Company") is an SEC-registered broker-dealer in securities and member of the Financial Industry Regulatory Authority ("FINRA"), specializing in sales of stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks. The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities and Related Revenue: The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis and recorded on the Statement of Operations as part of Commissions, fees, and net trading gains. Customers' securities transactions, where the Company serves as an agent, are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, but not yet settled are stated at fair value. The resulting difference between cost and fair value is included in income as net trading gains. The Company determines fair value by using public market quotations, quoted prices from dealers, recent market transactions, or its best judgment, depending upon the underlying security. Interest and dividends related to securities owned are accrued when earned.

Furniture and Equipment: Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the straight line method over estimated useful lives of five to ten years.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2014 the Company had $71,270 held on deposit at Huntington National Bank, $100,000 held on deposit at Park National Bank and $100,000 held on deposit at Lakeside Bank, of which, up to $250,000 is insured at each institution by the Federal Deposit Insurance Corporation "FDIC".

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $135,000 has been segregated in a special reserve bank account for the exclusive benefit of customers as required under Rule 15c3-3 of the Securities and Exchange Act of 1934.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers represent amounts due on cash and when-issued transactions. The Company does not extend margin transactions to its customers, thus, no allowance is deemed necessary for uncollectible accounts. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 4 – SHORT-TERM BORROWINGS

During the year ended September 30, 2014, the Company maintained unsecured demand lines of credit that total $5,000,000. The interest rate is determined based on the daily fluctuating LIBOR plus 2.50%. The rate at which the Company could borrow on this line of credit, was 2.65% at September 30, 2014. At September 30, 2014, the Company had a no borrowings outstanding on the lines of credit.

NOTE 5 – INCOME TAXES

During the year ended September 30, 2014, the Company had tax exempt interest income of approximately $72,585. Current tax benefit totaled $6,788 and deferred tax benefit totaled $17,319 for the year ended September 30, 2014. The effective tax rate differs from the statutory rate of 34% principally due to tax-exempt interest income.

Deferred tax assets totaled $159,689 and deferred tax liabilities totaled $1,200 at September 30, 2014, principally including a net operating loss carry-forward deferred tax asset of $140,336. The net operating loss carry-forward, totaling $412,753, was generated in 2013 and 2014 and expires in 2034. As of September 30, 2014, deferred tax assets are recognized for net operating losses because the benefit is more likely than not to be realized.

At October 1, 2013 and September 30, 2014 there were no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next twelve months.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by federal taxing authorities for tax years prior to 2010. The tax years 2010-2013 remain open for examination by the U.S. taxing authorities.

(Continued)

NOTE 6 – STOCK REPURCHASE AND PURCHASE AGREEMENTS

The Company has a stock repurchase agreement with its stockholders which requires the Company to repurchase its common stock contingent upon notice from an individual stockholder. The stock would be purchased by the Company at book value.

On September 12, 2005, one of the Company's stockholders entered an agreement with one of the Company's officers allowing the officer the option to purchase 1,000 shares of the Company's stock from the other offering stockholder at a weighted average price of $139 between January 1, 2009 and 2016. No options were exercised during the year ended September 30, 2014.

NOTE 7 - PREMISES AND EQUIPMENT

The Company renewed its current office space lease for another ten years expiring on December 31, 2023. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,	
2015	$ 83,538
2016	85,219
2017	86,912
2018	88,640
2019	90,415
Thereafter	388,304
	$ 823,027

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $79,222 for the year ended September 30, 2014.

NOTE 8 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and settles customer securities transactions on a basis of delivery versus payment. The risk with these transactions is that customers may fail to satisfy their obligations requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

At September 30, 2014, the Company did not have any outstanding "when issued commitments" to purchase securities from customers, dealers or commitments from other investors to purchase these bonds upon issuance at year end.

NOTE 9 – EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Code limitations, determines the amount of the annual matching employer contribution. The Company made no contributions to the Plan for fiscal year 2014.

(Continued)

NOTE 10 – FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities Owned: The fair values for securities owned are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at September 30, 2014, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Securities owned:				
State and municipal obligations	$ 175,800	$ 1,259,695	$ -	$ 1,435,495
Corporate equity securities	450,323	402,492	-	852,815
Corporate fixed income securities	-	47,656	-	47,656
Land trust securities	-	-	58,500	58,500
Mutual fund – municipal securities	1,179,674	-	-	1,179,674
	$ 1,805,797	$ 1,709,843	$ 58,500	$ 3,574,140

(Continued)

NOTE 10 – FAIR VALUE MEASUREMENTS (Continued)

Current assets, such as cash and deposits with clearing organizations, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities such as the Company's line of credit, payables, and other liabilities are carried at amounts approximating fair value based on their relatively short due dates.

At September 30, 2014, the Company owns a security valued at $58,500 using level 3 methods, which is collateralized by a land trust that receives lease payments on a 99 year lease that is renewable in 2029. Due to uniqueness of the security and absence of trading activity, significant unobservable inputs are used by the Company to value the security. A discounted cash flow model is used to value the security based on perpetual yield of 11%.

The following table presents assets measured at fair value using significant unobservable inputs (level 3) for the year ended September 30, 2014:

Balance at October 1, 2013	$ 58,500
Purchased	-
Net realized gains included in earnings	-
Balance at September 30, 2014	$ 58,500

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At September 30, 2014, the Company had net capital of $3,377,204, which was $3,127,204 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 4.28%.

On October 21, 2014, the Company declared a cash dividend to shareholders of record on October 21, 2014 of $10 per share or a total of $268,570. The dividend was paid on the record date.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-15 OF THE SECURITIES AND EXCHANGE ACT OF 1934

SWENEY CARTWRIGHT & CO.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of September 30, 2014

NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$ 4,263,271
OTHER DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Securities owned not readily marketable	388,246
Exchange membership	3,500
Certain receivables from clearing organizations	7,296
Other assets	243,819
Other deductions and or charges	3,942
Total deductions and/or charges	646,803
Net capital before haircuts on security positions	3,616,468
HAIRCUTS ON SECURITIES:	
Trading and investment securities:	
State and municipal obligations	72,390
Corporate obligations	5,775
Stocks and warrants	81,425
Other securities	79,674
Total haircuts	239,264
NET CAPITAL	$ 3,377,204
AGGREGATE INDEBTEDNESS	
Bank loans payable	$ -
Fails to receive	4,959
Payable to customers	482,362
Accounts payable, accrued expense and other liabilities	127,867
Less: Adjustment based on deposits in Special Reserve Accounts, (15c3-1(c) (1)(vii))	(470,574)
TOTAL AGGREGATE INDEBTEDNESS	$ 144,614
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	$ 250,000
EXCESS NET CAPITAL	$ 3,127,204
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.3%

SWENEY CARTWRIGHT & CO.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
As of September 30, 2014

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
A. Number of items	None

SWENEY CARTWRIGHT & CO.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
As of September 30, 2014

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 482,362
Customers' securities failed to receive	4,959
TOTAL CREDIT ITEMS	$ 487,321
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 39,155
TOTAL DEBIT ITEMS	$ 39,155
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 448,166
105% of excess credits above	$ 470,574
Amount held on deposit at September 30, 2014	$ 135,000
Amount of deposit made by the Company on October 1, 2014	$ 390,000
New amount in reserve account after adding deposit	$ 525,000

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Sweney Cartwright & Co.
Columbus, Ohio

We have examined Sweney Cartwright & Co.'s (the "Company") statements, included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was effective during the period June 1, 2014 through September 30, 2014; (2) the Company's internal control over compliance was effective as of September 30, 2014; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014; and (4) the information used to state that Sweney Cartwright & Co. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. Sweney Cartwright & Co.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 pursuant to the FINRA Conduct Rules that requires account statements to be sent to the customers of Sweney Cartwright & Co. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Sweney Cartwright & Co.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Sweney Cartwright & Co.'s internal control over compliance was effective as of September 30, 2014 and during the period June 1, 2014 through September 30, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Sweney Cartwright & Co.'s statements referred to above are fairly stated, in all material respects.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
November 25, 2014

SWENEY CARTWRIGHT & CO.

INVESTMENT SECURITIES
17 SOUTH HIGH STREET, SUITE 300
COLUMBUS, OHIO 43215
TELEPHONE (614) 228-5391

Compliance Report

We as members of management of Sweney Cartwright & Company (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We are also responsible for establishing and maintaining effective internal control over compliance with 17 C.F.R. § 240.17a-5. We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5. Based on this evaluation, we assert the following:

We have established and maintained Internal Control Over Compliance (as defined below) with the Financial Responsibility Rules (as defined below) during the most recent fiscal year ended September 30, 2014;

The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective during the period June 1, 2014 through September 30, 2014;

The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective as of the end of the most recent fiscal year ended September 30, 2014;

The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended September 30, 2014; and

The information the Company used to assert that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

For purposes of this assertion, Internal Control Over Compliance is defined as internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with the financial responsibility rules will be prevented or detected on a timely basis. The Financial Responsibility Rules are defined as 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13; and NASD Rule 2340 Pursuant to the FINRA Conduct Rules that require account statements to be sent to the customers of the Company will be prevented or detected on a timely basis.

Stephen H. Cartwright, President
Sweney Cartwright & Company

November 25, 2014

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

RECEIVED
NOV 28 2014

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors
Sweney Cartwright & Co.
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Sweney Cartwright & Co. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported in the audited financial statements with the amount reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting there was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
November 25, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/14
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
L. Pekink 614-228-5391

2. A. General Assessment (item 2e from page 2) $4,713

B. Less payment made with SIPC-6 filed (exclude interest) (2557)
4/23/14
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 2156

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $2,156

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,156

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SWENEY CARTWRIGHT & CO
17 South High Street Suite 300
Columbus, Ohio 43215-3438
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 13th day of November, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-1-73
and ending 9-30-74

Item No.	Eliminate cents
2a. *Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)*	$ 2,440,610
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) *Interest and dividend expense deducted in determining item 2a.*	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net *profit from management of or participation in underwriting or distribution of securities.*	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and *from transactions in security futures products.*	459,770
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with *securities transactions.*	35,675
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	59,892
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) *Direct expenses of printing advertising and legal fees incurred in connection with other revenue* related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii)	—
Total deductions	555,337
2d. SIPC Net Operating Revenues	$ 1,885,273
2e. General Assessment @ .0025	$ 4,713

(to page 1, line 2.A.)